

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 5, 2018

Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **Re:** **J.C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2018**
> **Filed March 19, 2018**
> **File No. 1-15274**

Dear Mr. Drexler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products